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                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                  -------------

                             Interface Systems, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                   458667 10 2
                                ----------------
                                 (CUSIP Number)

                                 July 10 , 2000
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]     Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP NO.   458667 10 2


     1        NAME OF REPORTING PERSONS.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                       Fiserv Correspondent Services, Inc.   84-1181516

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

              (a)
              (b)

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Colorado


        NUMBER OF             5    SOLE VOTING POWER
          SHARES                         None
       BENEFICIALLY           6    SHARED VOTING POWER
         OWNED BY                        None
           EACH               7    SOLE DISPOSITIVE POWER
         REPORTING                       None
          PERSON              8    SHARED DISPOSITIVE POWER
           WITH                          None


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       None

     10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       0%

     12      TYPE OF REPORTING PERSON (See Instructions)
                       BD


                                Page 2 of 5 pages

                                  SCHEDULE 13G



Item 1.

                  (a)    Name of Issuer:

                           Interface Systems, Inc.

                  (b)    Address of Issuer's Principal Executive Offices:

                           585 Interface Drive
                           Ann Arbor, MI 48103

Item 2.

                  (a)    Name of Person Filing:

                           Fiserv Correspondent Services, Inc.

                  (b)    Address of Principal Business Office or, if none,
                         Residence:

                           1125 Seventeenth Street, Suite 1700
                           Denver, CO 80202

                  (c)    Citizenship:

                           Colorado Corporation

                        (d) Title of Class of Securities:

                           Common Stock

                  (e)    CUSIP Number:

                           458667 10 2


                                Page 3 of 5 pages

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b), or (c), check whether the person filing is a:

                  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

Item 4.           Ownership.

                  Amount Beneficially Owned:

                  None

                  Percent of Class:

                  0%

                  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                              None

                  (ii)  shared power to vote or to direct the vote:
                              None

                 (iii)  sole power to dispose or to direct the disposition of:
                              None

                  (iv)  shared power to dispose or to direct the disposition of:
                              None

Item 5.           Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person:

                              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                              Not Applicable


                                Page 4 of 5 pages

Item 8.             Identification and Classification of Members of the Group:

                              Not Applicable

Item 9.             Notice of Dissolution of Group:

                              Not Applicable

Item 10.            Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Fiserv Correspondent Services, Inc.

July 20, 2000                                /s/ Kent J. Lund
                                            -----------------

                                            By:  Kent J. Lund
                                               --------------
                                            Title: Senior Vice President and
                                                   General Counsel


                                Page 5 of 5 pages